Contact

www.linkedin.com/in/gregpulver
(LinkedIn)

Top Skills

Investment Policy
Investment Strategies
Investment Management

Greg Pulver

Finance Executive & USMC Veteran | Strategic Investment Initiatives
Charlotte, North Carolina, United States

Summary

Strategic CFO Services | Investment Fund Operations | Risk Management | Corporate Governance | M&A | Investor Relations | Valuation

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Experience

NineOneSix Systems Inc.
Chief Financial Officer
2023 - Present (1 year)
Charlotte, North Carolina, United States

Millo Capital
Managing Director
2009 - Present (15 years)
Charlotte, NC

- Founded consulting firm providing strategic CFO & CIO services for investment funds/firms focused on strategic planning, corporate development (M&A), investor relations, corporate governance and risk management
- Led multiple confidential engagements for hedge fund and private equity fund managers
- Advised fintech startups on strategy and corporate development
- Developed strategic plans for executives & boards of private firms
- Served as subject matter expert to firm building marketing/product development dashboards with KPI's for a top-tier institutional asset manager
- Executed advisory firm setups, startup valuations, investor relations strategies and target due diligence

LPL Financial
Strategy & Finance Executive - CFO Solutions
2021 - 2022 (1 year)
Charlotte Metro

Provided strategic CFO and consulting services to financial advisory firm owners totaling $2B in AUM and $20M in Revenue.

Spectrum
4 years

Project Manager
2020 - 2021 (1 year)
Charlotte, North Carolina, United States

- Managed portfolio of projects for West and Northern Divisions of Corporate Physical Security
- Partnered with multiple teams to ensure project completion, risk mitigation and client satisfaction

Change and Risk Management Leader - PSOC Supervisor
2017 - 2020 (3 years)
Charlotte, North Carolina Area

- Led multiple Change Management and Risk Management Projects for Fortune 70 cable/telecom company
- Oversaw Risk Management, Process and Controls, and Systems Implementation for the Physical Security Operations Center (PSOC)
- Managed team of operations specialists and intelligence analysts responsible for investigations, fraud, exigent circumstances, event monitoring and other risks
- Led year-long transition from outsourced service to a new internal team, including hiring and training 14 team members and supervisors

Abundance
VP of Strategy
2015 - 2017 (2 years)
Charlotte, North Carolina Area

VP of Strategy for Abundance, LLC, an LPL affiliated wealth management firm serving the Southeast, with offices in Georgia and North Carolina.

- Led strategic growth initiative resulting in 280% increase in assets under management in 16 months by recruiting new advisor, creating new portfolio management strategies and allocations, and implementing tactical trading systems

- Led weekly economic and market strategy call with advisors and senior team members and created contrarian-minded market commentaries in support of advisor's investment thesis

Deeds Select Advisors, Inc.

Director of Strategy & Market Research
2011 - 2012 (1 year)
Kansas City, Missouri Area

- Drove strategic planning process yielding a 30% increase in AUM in Q1
2012 by developing new portfolio products and marketing campaign for HNW
Clients

- Launched and led research division providing securities research and
compliance-vetted publications in support of investment thesis for advisors and
clients

State Street Corp.
Manager - Fund Administration
2009 - 2010 (1 year)
Kansas City, Missouri Area

Led team of 7 responsible for financial reporting and regulatory filings for
$550+ billion in assets at bond giant PIMCO.

Royal City Funds/Advisors
Sr. Investment Officer
2008 - 2009 (1 year)

Ran trading desk at global macro hedge fund and served as operations
director for the fund's launch and management (compliance, client relations,
legal & audit project management, off-shore regs, etc.).

Millo Capital Inc.
Trader/Portfolio Manager
2003 - 2008 (5 years)
Richmond, Virginia Area

MILLO FINANCIAL GROUP, INC.
- Provided customized portfolio management that combined behavioral finance
analytics & proprietary options hedging strategies to protect clients' portfolios
- Created alternative asset management division and incubator hedge fund
- Established financially successful art entrepreneurship & mentorship program
culminating in gallery events in restored warehouse office space

United States Marine Corps
Non-Commissioned Officer: Infantry
2000 - 2006 (6 years)
Quantico, VA

Combat decorated Infantry NCO; 6+ years of service, including 7 month deployment to Iraq for Operation Iraqi Freedom in 2003.

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Education

Columbia Business School
Certificate in Business Excellence, Finance · (2018 - 2020)

The Wharton School
Advanced Finance Program · (2020 - 2023)

Harvard Business School Executive Education
Strategic Financial Analysis for Business Valuation

Harvard Law School
Executive Education - Program on Negotiation, Secrets of Successful Dealmaking

Washington University in St. Louis - Olin Business School
MBA, Strategy and Finance